UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

Havant, UK – October 15, 2008 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the third quarter of its 2008 fiscal year, ending August 31, 2008:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions and Storage Infrastructure.

Our Networked Storage Solutions products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2007 fiscal year, sales to our top three customers, NetApp, Seagate Technology and Western Digital, accounted for 56%, 12% and 12% of our revenues, respectively. In the nine months ended August 31, 2008, sales to NetApp accounted for 56% of our revenues. No other customer accounted for more than 10% of our revenues in the period. We had 47 customers which individually contributed more than $0.5 million to revenues in our 2007 fiscal year and at August 31, 2008 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Our Networked Storage Solutions products consist primarily of storage subsystems that address three market segments through our OEM customers: Network Attached Storage or NAS, Storage Area Networks or SAN, and Capacity Optimized storage. Our customers typically operate across multiple market segments. We have continued to see strong growth in each of these market segments over the past two fiscal years. Capacity Optimized storage is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the backup and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the Fibre Channel protocol to access the storage subsystem which can incorporate either high performance Fibre Channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

We believe that both of our business segments present the opportunity for growth over the next several years. We have seen growth in demand from many of our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets that our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues can also be specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives. Although we expect there to continue to be an underlying growth in demand for data storage, we would expect revenues over the next year to be impacted by the effects of upheaval in the financial markets on the macro-economic environment. In addition, commencing in 2009, we expect to enable our largest customer, NetApp, to source up to 25% of the products we supply from an alternative supplier. This will limit the opportunity to grow revenues in our Networked Storage Solutions segment.

The acquisition of Maxtor by Seagate Technology in May 2006 represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition Seagate is reutilizing certain Maxtor-owned equipment, which was previously planned to be replaced by Xyratex equipment. This surplus capacity and reutilization of Maxtor owned equipment resulted in a significant decline in our revenues during 2007 fiscal year and the first half of our 2008 fiscal year when compared to our 2006 fiscal year. Revenues from our Storage Infrastructure products have begun to recover from the impact of these factors and we believe that the opportunity for growth in the longer term remains.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins.

As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices for Networked Storage Solutions products have reduced in the last two fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues in those fiscal years and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $71.0 million in our 2007 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. The effect of this volatility and movement is reduced because we have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead. A 9% average decline in the value of the U.S. dollar in 2007 when compared to 2006 has increased our operating expenses by approximately $4.0 million in our 2008 fiscal year, in comparison to our 2007 fiscal year. The dollar has subsequently risen in value by a similar amount and if this position is maintained this will reduce operating expenses in our 2009 fiscal year.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Networked Storage Solutions products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2007 fiscal year our research and development expenses related to over approximately 45 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the Storage Bridge Bay (SBB) compliant OneStor platform and the application of our media process automation technology to solar cell manufacturing.

As of November 2007, 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue. Over the longer term we expect this trend to continue. In our 2007 fiscal year, although revenues declined, we continued to increase our research and development expenditure. This reflects our continuing commitment to developing products based on advanced technologies and designs to support growth in Networked Storage Solutions revenues and the longer term opportunities for growth of our Storage Infrastructure revenues.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect these expenses to continue to increase approximately in line with our revenues.

Equity Compensation Expense

We record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—“Share Based Payment”. Equity compensation expense calculated under FAS 123R for the nine month periods ended August 31, 2008 and August 31, 2007 was $5.9 million and $5.8 million respectively.

Equity – Share Capital

On January 14, 2008 we commenced a share buy-back program. We have announced that we will purchase our common shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year. During the nine months ended August 31, 2008 we purchased 392,000 shares at a total value of $6 million.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations benefit from a beneficial tax status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for substantially all of our operations in Malaysia until 2012, provided that we meet certain requirements. In the United Kingdom and the United States we benefit from research and development tax credits. As of November 30, 2007 we recorded a deferred tax asset of $15.4 million related to loss carryforwards and other timing differences in the United Kingdom. The majority of this asset is denominated in U.K. pounds and income tax expense will therefore include exchange adjustments to this asset. As a result of loss carryforwards we have not been required to make any significant U.K. tax payments in recent fiscal years. Of the remaining deferred tax balance of $7.3 million, $5.3 million relates to equity compensation expense as described in the next paragraph and $2.9 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor in 2005.

Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $3.5 million which is included in the deferred tax asset at November 30, 2007. We also recorded a deferred tax asset of $1.8 million related to equity compensation expense calculated under the intrinsic method prior to our 2006 fiscal year. The realization of these elements of our deferred tax asset is dependent on future share price movements over the next four fiscal years. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital.

Tax payments in our 2007 fiscal year amounted to $0.5 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. There has not been a significant change in the level of our tax payments in our 2008 fiscal year. Over the last three fiscal years our tax benefit or expense has primarily consisted of U.S. current taxes and movements in the U.K. deferred tax asset.

As described in the unaudited condensed consolidated financial statements, with effect from December 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. As a result of the adoption of FIN 48, the Company recorded no additional unrecognized tax benefits. As of December 1, 2007, the Company had $7.7 million of unrecognized tax benefits. If this asset were recognized approximately $3.4 million would reduce our income tax expense and the remainder would result in a balance sheet reclassification only.

Results from Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended August 31,		Nine Months Ended August 31,
	2008	2007	2008	2007
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	82.4	82.1	83.9	82.0
Gross profit	17.6	17.9	16.1	18.0
Operating expenses:
Research and development	7.9	8.6	8.3	8.5
Selling, general and administrative	6.1	6.9	6.2	6.6
Amortization of intangible assets	0.4	0.6	0.5	0.7
Operating income	3.2	1.8	1.1	2.2
Net income	2.8	1.8	1.0	2.4

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	13.3	14.9	14.0	14.3
Storage Infrastructure	31.6	27.2	27.0	29.2

Three Months Ended August 31, 2008 Compared to Three Months Ended August 31, 2007

The following is a tabular presentation of our results of operations for the three months ended August 31, 2008 compared to the three months ended August 31, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended
	August 31,	August 31,	Increase / (Decrease)
	2008	2007	Amount	%
	US dollars in thousands
Revenues:
Networked Storage Solutions	$213,100	$174,004	$39,096	22.5%
Storage Infrastructure	67,680	60,210	7,470	12.4
Total revenues	280,780	234,214	46,566	19.9
Cost of revenues	231,293	192,274	39,019	20.3
Gross profit:
Networked Storage Solutions	28,401	25,847	2,554	9.9
Storage Infrastructure	21,386	16,403	4,983	30.4
Equity compensation	(300)	(310)	(10)	—
Total gross profit	49,487	41,940	7,547	18.0
Operating expenses:
Research and development	22,279	20,187	2,092	10.4
Selling, general and administrative	17,050	16,061	989	6.2
Amortization of intangible assets	1,122	1,517	(395)	—
Operating income	9,036	4,175	4,861	116.4
Interest income, net	185	824	(639)	—
Provision for income taxes	1,408	733	675	92.1
Net income	$7,813	$4,266	$3,547	83.1%

Revenues

The 19.9% increase in our revenues in the three months ended August 31, 2008 compared to the three months ended August 31, 2007 was attributable to increased sales of both our Networked Storage Solutions products and our Storage Infrastructure products.

Of the $39.1 million, or 22.5%, increase in revenues from sales of our Networked Storage Solutions products management estimates that $41.0 million was contributed by a 36% increase in revenues from sales of our storage subsystem products incorporating Fibre Channel disk drives. Sales from products incorporating low-cost disk drives declined slightly in comparison to the prior quarter. This increase reflected continued growth in our sales to NetApp together with increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage. We estimate that this increase was offset by a decrease of $20 million resulting from customers pulling forward shipments into our second quarter to minimize any impacts from the introduction of our new Enterprise Resource Planning software.

The $7.5 million, or 12.4%, increase in revenues from sales of Storage Infrastructure products primarily related to a resumption of demand for production test racks by Seagate Technology. As also described in the overview, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the three months ended August 31, 2008 compared to the three months ended August 31, 2007 was primarily due to higher Networked Storage Solutions revenues. As a percentage of revenues our gross profit was 17.6% for the three months ended August 31, 2008 compared to 17.9% for the three months ended August 31, 2007. This change was primarily attributable to a decreased margin for Network Storage Solutions, partially offset by an increased margin for Storage Infrastructure.

The gross margin for our Networked Storage Solutions products decreased to 13.3% in the three months ended August 31, 2008 from 14.9% in the three months ended August 31, 2007, primarily as a result of an increase of approximately $1.6 million in labor and overhead costs required to maintain production levels following the implementation of the new SAP ERP system in the quarter.

The gross margin for Storage Infrastructure products was 31.6% in the three months ended August 31, 2008, compared to 27.2% in the three months ended August 31, 2007. This was primarily a result of the impact on margin in the third quarter of 2007 of higher costs of a new production test system.

In measuring the performance of our business segments from period to period we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.3 million in each period. See Note 13 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $2.1 million increase in research and development expense in the three months ended August 31, 2008 compared to the three months ended August 31, 2007 primarily related to increased investment in a number of our product lines to support specific customer opportunities and requirements, particularly production test racks and our OneStor storage subsystem platform.

Selling, General and Administrative

The $1.0 million increase in our selling, general and administrative expense in the three months ended August 31, 2008 compared to the three months ended August 31, 2007 related primarily to increased expenditure to support the growth in Networked Storage Solutions revenues.

Amortization of Intangible Assets

The $0.4 million decrease in amortization of intangible assets in the three months ended August 31, 2008 compared to the three months ended August 31, 2007 primarily resulted from intangible assets acquired as a result of the acquisition of ZT Automation in our 2004 fiscal year becoming fully amortized.

Interest Income, Net

We recorded net interest income of $0.2 million in the three months ended August 31, 2008 compared to $0.8 million in the three months ended August 31, 2007. This primarily resulted from a decrease in average cash balances.

Provision for Income Taxes

During the three months ended August 31, 2008 we recorded a $1.4 million provision for income taxes compared with $0.7 million in the three months ended August 31, 2007. This was primarily as a result of the $0.9 million income tax expense arising from a currency retranslation of our deferred tax asset.

Net Income

The $3.5 million increase in net income for the three months ended August 31, 2008 compared to the three months ended August 31, 2007 was primarily attributable to the increase in revenues.

Nine Months Ended August 31, 2008 Compared to Nine Months Ended August 31, 2007

The following is a tabular presentation of our results of operations for the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine Months Ended
	August 31,	August 31,	Increase / (Decrease)
	2008	2007	Amount	%
	US dollars in thousands
Revenues:
Networked Storage Solutions	$633,470	$506,774	$126,696	25.0%
Storage Infrastructure	130,819	176,871	(46,052)	(26.0)
Total revenues	764,289	683,645	80,644	11.8
Cost of revenues	641,312	560,449	80,863	14.4
Gross profit:
Networked Storage Solutions	88,632	72,408	16,224	22.4
Storage Infrastructure	35,332	51,670	(16,338)	(31.6)
Equity compensation	(987)	(882)	(105)	—
Total gross profit	122,977	123,196	(219)	(0.2)
Operating expenses:
Research and development	63,171	58,189	4,982	8.6
Selling, general and administrative	47,702	45,445	2,257	5.0
Amortization of intangible assets	3,659	4,819	(1,160)	—
Operating income	8,445	14,743	(6,298)	(42.7)
Other income	—	890	(890)	—
Interest income, net	1,452	2,253	(801)	—
Provision for income taxes	2,059	1,504	555	36.9
Net income	$7,838	$16,382	$(8,544)	(52.2)%

Revenues

The 11.8% increase in our revenues in the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 was attributable to increased sales of our Networked Storage Solutions products being partially offset by a decrease in sales of our Storage Infrastructure products.

Of the $126.7 million, or 25%, increase in revenues from sales of our Networked Storage Solutions products, management estimates that $93.8 million was contributed by a 27% increase in revenues from sales of our storage subsystem products incorporating Fibre Channel disk drives. The remaining increase related primarily to growth of approximately 19% in sales from products incorporating low-cost disk drives. Both of these increases reflected continued growth in our sales to NetApp together with increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $46.1 million, or 26.0%, decrease in revenues from sales of Storage Infrastructure products primarily related to a decrease in demand due to the investment by Seagate Technology in an exceptional level of production capacity in 2006 in connection with its acquisition of Maxtor as described in the overview. As also described in the overview, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and decrease in gross profit in the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 was primarily due to higher Networked Storage Solutions revenues. As a percentage of revenues our gross profit was 16.1% in the nine months ended August 31, 2008 compared to 18.0% for the nine months ended August 31, 2007. This change was primarily attributable to the increased proportion of revenues from the sales of lower margin Networked Storage Solutions products.

The gross margin for our Networked Storage Solutions products decreased to 14.0% in the nine months ended August 31, 2008 from 14.3% in the nine months ended August 31, 2007, primarily as a result of an increase in labor and overhead costs required to maintain production levels following the implementation of the new SAP ERP system in the quarter.

The gross margin for Storage Infrastructure products was 27.0% in the nine months ended August 31, 2008, compared to 29.2% in the nine months ended August 31, 2007. This was primarily a result of fixed costs relative to lower volumes.

In measuring the performance of our business segments from period to period we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.0 million for the nine months ended August 31, 2008 and $0.9 million for the nine months ended August 31, 2007. See Note 13 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $5.0 million increase in research and development expense in the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 primarily related to increased investment in a number of our product lines to support specific customer opportunities and requirements, particularly production test racks and our OneStor storage subsystem platform.

Selling, General and Administrative

The $2.3 million increase in our selling, general and administrative expense in the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 related primarily to increased expenditure to support the growth in Networked Storage Solutions revenues.

Amortization of Intangible Assets

The $1.2 million decrease in amortization of intangible assets in the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 primarily resulted from intangible assets acquired as a result of the acquisition of ZT Automation in our 2004 fiscal year becoming fully amortized.

Other Income

We recorded income of $0.9 million in the nine months ended August 31, 2007 relating to the final payment in respect of the disposal of a product line to Napatech in 2006.

Interest Income, Net

We recorded net interest income of $1.5 million in the nine months ended August 31, 2008 compared to the $2.3 million recorded in the nine months ended August 31, 2007. This primarily resulted from a decrease in average cash balances.

Provision for Income Taxes

During the nine months ended August 31, 2008 we recorded a provision for income taxes of $2.1 million compared with $1.5 million in the nine months ended August 31, 2007. This was primarily a result of the $1.5 million income tax expense arising from a currency retranslation of our deferred tax asset and the inclusion of a $0.9 million prior period adjustment in the comparative period. These were offset by the effect of a decrease in income before income taxes.

Net Income

The decrease in net income for the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 resulted primarily from a decrease in revenues from our Storage Infrastructure products partially offset by the effect of an increase in Networked Storage Solutions revenues.

Liquidity and Capital Resources

Cash flows

Net cash used in operating activities was $21.7 million for the nine months ended August 31, 2008 compared to net cash provided by operating activities of $29.8 million for the nine months ended August 31, 2007.

Cash used in operating activities of $21.7 million for the nine months ended August 31, 2008 resulted primarily from the increases in inventory and accounts receivable of $64.9 million and $32.8 million respectively. The increase in inventory primarily related to a build up of inventory to mitigate the risks associated with the migration to our new “ERP” system. The increase in accounts receivable arose primarily from the increase of revenues in our third fiscal quarter. In addition a decrease in deferred revenues of $3.7 million, relating primarily to a decrease in orders on hand for automation equipment, contributed to the cash used in operating activities. These negative effects on cashflow were partially offset by the positive contribution of net income of $7.8 million after excluding net non-cash charges totaling $20.6 million and an increase in accounts payable of $49.1 million. The increase in accounts payable primarily related to the growth in revenues and the timing of revenues in our third quarter of 2008 being back end weighted. Deferred revenue primarily represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products.

Cash provided by operating activities of $29.8 million for the nine months ended August 31, 2007 resulted primarily from the positive contribution of net income of $16.4 million after excluding net non-cash charges totaling $20.8 million together with a decrease in inventory of $4.0 million and an increase in accounts payable of $23.7 million. The decrease in inventory primarily related to the lower revenues in the period. The increase in accounts payable primarily related to the timing of Storage Infrastructure revenues in our third quarter being concentrated at the end of the quarter. These positive effects on cashflow were partially offset by increases in accounts receivable and other current assets of $19.8 million and $3.6 million, and decreases in employee compensation and benefits payable and deferred revenue of $4.9 million and $5.8 million respectively. The increase in accounts receivable resulted from the timing of Storage Infrastructure revenues as explained above. The increase in other current assets related primarily to the timing of payments of U.K. sales taxes. The decrease in employee compensation and benefits payable related to the payment of 2006 fiscal year bonuses. The decrease in deferred revenue relates to a reduction in orders on hand in our Storage Infrastructure segment.

Net cash used in investing activities was $17.3 million for the nine months ended August 31, 2008 compared to $17.8 million for the nine months ended August 31, 2007.

Net cash used in investing activities for the nine months ended August 31, 2008 related to capital expenditure. Net cash used in investing activities for the nine months ended August 31, 2007 included $4.9 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc., $1.7 million deferred consideration related to our acquisition of ZT Automation in 2004 and $11.3 million related to capital expenditure.

Capital expenditure increased in comparison to the prior period to support actual and planned growth in Networked Storage Solutions revenues. Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally change in line with our revenues. We currently have no material commitments for capital expenditures.

Net cash used in our financing activities was $4.5 million in the nine months ended August 31, 2008 compared to $4.7 million in the nine months ended August 31, 2007.

Net cash used in financing activities for the nine months ended August 31, 2008 comprised of $6.0 million for the repurchase of shares under our share buy-back program as described in the overview partially offset by $1.5 million proceeds from the exercise of employee share options.

Net cash used in financing activities for the nine months ended August 31, 2007 comprised repayments of the $7.0 million remaining under our HSBC term loan partially offset by $2.3 million proceeds from the exercise of employee share options.

Liquidity

As of August 31, 2008, our principal sources of liquidity consisted of cash and cash equivalents of $27.2 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of August 31, 2008 we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

In October 2008 we renewed our facilities with HSBC for a three year period. These facilities total $55 million and are on similar terms to those above with the principal changes being an increase in the overdraft facility to $25 million and the interest rate applying to the revolving credit facility increasing to a range of between 1.25% and 1.75% above LIBOR. We do not expect these changes to have a significant effect on our operations or financial position.

In addition to the share buy-back described above in the overview, our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 20, 2008. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

On December 1, 2007, the Company adopted Financial Accounting Standard No. 157 (“FAS 157”), “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of FAS 157 did not give rise to any adjustments to the consolidated financial statements. In February 2008, the FASB issued FASB Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 permits a one-year deferral in applying the measurement provisions of FAS 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). FSP 157-2 is not expected to give rise to any adjustments to the consolidated financial statements.

On December 1, 2007, the Company adopted FAS No. 159 (“FAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS No. 115”. FAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. The adoption of FAS 159 did not give rise to any adjustments to the consolidated financial statements.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), “Business Combinations”. FAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141R requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. FAS 141R is effective for our business combinations for which the acquisition date is on or after December 1, 2009.

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133”. FAS 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. FAS 161 also requires disclosure of the fair value of derivative instruments and their gains and losses in a tabular format. This statement is effective for our 2009 fiscal year. We are currently evaluating the effect, if any, that the adoption of FAS 161 will have on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31, 2008	November 30, 2007
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,216	$70,678
Accounts receivable, net	155,162	122,327
Inventories	156,609	91,662
Prepaid expenses	4,378	2,994
Deferred income taxes	3,000	3,000
Other current assets	2,630	8,275
Total current assets	348,995	298,936
Property, plant and equipment, net	43,575	37,421
Intangible assets, net	51,557	54,175
Deferred income taxes	19,698	19,743
Total assets	$463,825	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$145,152	$96,046
Employee compensation and benefits payable	11,380	13,280
Deferred revenue	11,544	15,212
Income taxes payable	1,817	1,165
Other accrued liabilities	15,585	11,311
Total current liabilities	185,478	137,014
Long-term debt	—	—
Total liabilities	185,478	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,091 and 29,117 issued and outstanding	291	291
Additional paid-in capital	363,682	356,268
Accumulated other comprehensive income	(2,286)	1,847
Accumulated deficit	(83,340)	(85,145)
Total shareholders’ equity	278,347	273,261
Total liabilities and shareholders’ equity	$463,825	$410,275

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)

Revenues	280,780	234,214	764,289	683,645
Cost of revenues	231,293	192,274	641,312	560,449
Gross profit	49,487	41,940	122,977	123,196
Operating expenses:
Research and development	22,279	20,187	63,171	58,189
Selling, general and administrative	17,050	16,061	47,702	45,445
Amortization of intangible assets	1,122	1,517	3,659	4,819
Total operating expenses	40,451	37,765	114,532	108,453
Operating income	9,036	4,175	8,445	14,743
Other income	—	—	—	890
Interest income, net	185	824	1,452	2,253
Income before income taxes	9,221	4,999	9,897	17,886
Provision for income taxes	1,408	733	2,059	1,504
Net income	$7,813	$4,266	$7,838	$16,382

Net earnings per share:
Basic	$0.27	$0.15	$0.27	$0.57
Diluted	$0.26	$0.14	$0.26	$0.55

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,166	29,048	29,178	28,873
Diluted	29,914	29,941	29,905	29,840

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of November 30, 2006	28,793	$288	$344,686	$(113,254)	$2,774	$234,494
Issuance of common shares	299	3	2,316			$2,319
Non-cash equity compensation			5,820			$5,820
Components of comprehensive income, net of tax:
Net income				16,382
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(1,264)
Total comprehensive income						$15,118
Balances as of August 31, 2007	29,092	$291	$352,822	$(96,872)	$1,510	$257,751

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total
Balances as of November 30, 2007	29,117	$291	$356,268	$(85,145)	$1,847	$273,261
Issuance of common shares	366	4	1,523			$1,527
Non-cash equity compensation			5,891			$5,891
Repurchases of common shares	(392)	(4)		(6,033)		$(6,037)
Components of comprehensive income, net of tax:
Net income				7,838
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(4,133)
Total comprehensive income						$3,705
Balances as of August 31, 2008	29,091	$291	$363,682	$(83,340)	$(2,286)	$278,347

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$7,838	$16,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,098	10,115
Amortization of intangible assets	3,659	4,819
Non-cash equity compensation	5,891	5,820
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(32,835)	(19,836)
Inventories	(64,947)	4,044
Prepaid expenses and other current assets	1,622	(3,638)
Accounts payable	49,106	23,656
Employee compensation and benefits payable	(1,900)	(4,898)
Deferred revenue	(3,668)	(5,827)
Income taxes payable	652	(50)
Deferred income taxes	776	839
Other accrued liabilities	1,008	(1,636)
Net cash provided by (used in) operating activities	(21,700)	29,790

Cash flows from investing activities:
Investments in property, plant and equipment	(17,252)	(11,301)
Acquisition of intangible assets	—	(4,855)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(17,252)	(17,817)

Cash flows from financing activities:
Payments of long-term borrowings	—	(7,000)
Repurchases of common shares	(6,037)	—
Proceeds from issuance of shares	1,527	2,319
Net cash used in financing activities	(4,510)	(4,681)
Change in cash and cash equivalents	(43,462)	7,292
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$27,216	$64,213

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.    The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning systems.

2.    Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2007 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 20, 2008.

3.              Equity compensation plans

The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the three and nine month periods ended August 31, 2008 and 2007.

	Three months ended		Nine months ended
	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007
Equity compensation:
Cost of revenues	$300	$310	$987	$882
Research and development	555	620	1,902	1,766
Selling, general and administrative	860	1,060	3,002	3,172
Total equity compensation	1,715	1,990	5,891	5,820
Related income tax benefit	$480	$597	$1,649	$1,640

The Company’s share-based awards include restricted stock units (“RSUs”), share options, an Employee Stock Purchase Plan and restricted shares. From March 2006 the Company’s share awards have principally consisted of RSUs. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 2,582 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. Equity compensation expense relating to RSUs totaling $4,982 has been recorded in the nine months ended August 31, 2008.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2007	785	$23.74	2.1
Granted	704	16.54
Vested	(192)	24.12
Cancelled/forfeited	(173)	23.12
Non-vested restricted stock units at August 31, 2008	1,124	$19.27	1.7
Non-vested restricted stock units expected to vest at August 31, 2008	717	$19.71	1.5	$10,312

Share Option Activity

The Company has five plans under which employees have been granted options to purchase the Company’s shares. Options granted, exercised, canceled and expired under all of the Company’s share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2007	1,761	$10.41	5.8	$7,625
Exercised	(127)	$10.77
Forfeited	(17)	$14.31
Outstanding at August 31, 2008	1,617	$10.16	5.0	$6,659
Exercisable at August 31, 2008	1,503	$9.97	4.9	$6,650

Exercise prices of option activity and options outstanding denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date or period end date as appropriate.

Employee Stock Purchase Plan and Restricted Shares

The Company operates an Employee Stock Purchase Plan and a Save As You Earn scheme under which employees have the option to purchase a limited number of shares in the Company. Options granted, exercised, canceled and expired under all of the Company’s share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2007	207	$15.68	1.3	$63
Granted	108	$14.80
Exercised	(62)	$14.01
Forfeited	(3)	$21.88
Outstanding at August 31, 2008	250	$15.64	1.5	$19
Exercisable at August 31, 2008	126	$14.31	0.3	$19

4.    Equity – Share Capital

Share Buy-Back

On January 14, 2008 the Company commenced a share buy-back program. The Company has announced that it will purchase its own shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year. During the nine months ended August 31, 2008 the Company has purchased 392 shares at a total value of $6,037.

5.    Net earnings per share

Basic net earnings per share for the three and nine month periods ended August 31, 2008 and 2007 is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Common shares
	Three months ended		Nine months ended
	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007
Total weighted average common shares – basic	29,166	29,048	29,178	28,873
Dilutive effect of share options	365	709	436	767
Dilutive effect of restricted stock units	383	184	291	200
Total weighted average common shares – diluted	29,914	29,941	29,905	29,840

6.    Other income

On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. Under the license agreement a total of $4,093 became payable, of which $890 has been recorded in the statement of operations as other income in the nine months ended August 31, 2007.

7.    Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk between the U.K. pound to the U.S. dollar and the Malaysian ringgit to the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a gain of $1,448 and $2,385, net of tax of $585 and $1,022, from AOCI to earnings during the nine months ended August 31, 2008 and 2007, respectively due to the realization of the underlying transactions. The Company recorded the decrease in fair market value of derivatives related to its cash flow hedges of $2,685, net of tax of $1,044, to AOCI for the nine months ended August 31, 2008 compared to an increase of $1,121, net of tax of $480 for the nine months ended August 31, 2007. Any remaining unrealized amounts are expected to be reclassified to earnings during the next fifteen months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of August 31, 2008 and November 30, 2007:

Derivatives between U.K. pound and U.S. dollar

	August 31,	November 30,
	2008	2007

Forward exchange contracts and options (notional value)	$81,594	$63,344
Fair value of contracts	$2,740	$2,440
Carrying value of contracts	$2,740	$2,440
Average rate of contract	$1.90	$1.98
Period end rate	$1.83	$2.06
Maximum period of contracts (months)	15	12

Derivatives between Malaysian ringgit and U.S. dollar

	August 31,	November 30,
	2008	2007

Forward exchange contracts (notional value)	$6,000	$5,000
Fair value of contracts	$161	$196
Carrying value of contracts	$161	$196
Average rate of contract	$0.30	$0.29
Period end rate	$0.30	$0.29
Maximum period of contracts (months)	7	6

8.    Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 69% of the total accounts receivable balance at August 31, 2008 and two customers represented 61% of the total accounts receivable balance at November 30, 2007. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the nine months ended August 31, 2008 revenues from one customer represented 56% of total revenues and during the nine months ended August 31, 2007, revenues from two customers represented 71% of total revenues. No other customer accounted for more than 10% of revenues.

9.    Intangible assets

During the nine months ended August 31, 2007, the Company enhanced the intellectual property base within its Networked Storage Solutions segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado for consideration of $1,790, and the entry into a patent cross license agreement with IBM for consideration of $3,000. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. Of the amount paid for the Ario intangible assets $1,536 was amortized in the year ended November 30, 2007. The cost of the cross license has been allocated to intangible assets as patents and core technology to be amortized over five years. These intangible assets are expected to be deductible for tax purposes.

Identified intangible assets

Identified intangible asset balances are summarized as follows:

	August 31, 2008	November 30, 2007
Existing technology	$11,693	$11,693
Patents and core technology	11,887	11,887
Non-competition agreements	1,000	1,000
Order backlog	2,100	2,100
Supplier contracts	39	39
Assembled workforce	1,516	1,516
Customer relationships	4,629	4,629
	32,864	32,864
Accumulated amortization	(20,479)	(16,820)
	$12,385	$16,044

Goodwill

The changes in the carrying amount of goodwill for the nine month period ended August 31, 2008 are as follows:

	Networked Storage Solutions	Storage Infrastructure	Total
Balance at November 30, 2007	$17,330	$20,801	$38,131
Tax benefit of goodwill	—	1,041	1,041
Balance at August 31, 2008	$17,330	$21,842	$39,172

The tax benefit of goodwill includes an amount of $1,779 being an amount reclassified to deferred income taxes. There is no effect on the Company’s income statement.

10.    Inventories

	August 31,	November 30,
	2008	2007

Finished goods	$31,939	$19,517
Work in progress	40,096	18,364
Raw materials	84,574	53,781
	$156,609	$91,662

11.    Income Taxes

The provision for income taxes for the three and nine month periods ended August 31, 2008 and for the three and nine month periods ended August 31, 2007 is based on the Company’s estimates of effective tax rates of 5% and 9% respectively, the rates being based on forecasts of income before income taxes in the years ended November 30, 2008 and November 30, 2007. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 28% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. In addition, the nine months ended August 31, 2008 included an expense of $1,444 relating to the retranslation of U.K. deferred tax assets denominated in U.K. pounds. The nine months ended August 31, 2007 included a benefit of $856 relating to the agreement of a previous year’s computation and a provision of $703 being a reduction in the deferred tax asset resulting from a change in the income tax rate in the United Kingdom to 28%, effective from April 2008.

Effective as of December 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, the Company recorded no changes to its unrecognized tax benefits. As of December 1, 2007, the Company had $7,700 of unrecognized tax benefits, of which approximately $3,400 represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized. The remaining $4,300 relates to items that would result in balance sheet reclassification only, with no impact to income tax expense. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however, an estimate of the range of the possible change cannot be made at this time.

It is the Company’s practice to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company had $100 net of tax benefit, accrued for interest and no accrual for penalties related to unrecognized tax benefits as of December 1, 2007.

The Company’s subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. The Company’s U.K. income tax returns for its 2006 and 2007 fiscal years remain open to examination.  The Company’s U.S. Federal and state income tax returns for fiscal years 2003 through 2007 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2000.

12.    Product warranty liability

                The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware.

The following table provides the changes in the product warranty accrual for the nine months ended August 31, 2008:

Amount of liability
Balance at November 30, 2007:	$3,543
Accruals for warranties issued during the period	1,831
Settlements made during the period	(1,382)
Balance at August 31, 2008:	$3,992

13.    Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Networked Storage Solutions and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Networked Storage Solutions.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit.

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
Revenues:
Networked Storage Solutions	$213,100	$174,004	$633,470	$506,774
Storage Infrastructure	$67,680	$60,210	$130,819	$176,871

Total Segments	$280,780	$234,214	$764,289	$683,645

Gross profit:
Networked Storage Solutions	$28,401	$25,847	$88,632	$72,408
Storage Infrastructure	$21,386	$16,403	$35,332	$51,670

Total Segments	$49,787	$42,250	$123,964	$124,078
Equity Compensation (note 3)	$(300)	$(310)	$(987)	$(882)
Total	$49,487	$41,940	$122,977	$123,196

Depreciation and amortization:
Networked Storage Solutions	$3,062	$2,955	$8,400	$8,405
Storage Infrastructure	$1,405	$1,803	$4,835	$5,305

Total Segments	$4,467	$4,758	$13,235	$13,710
Corporate	$664	$442	$1,522	$1,224

Total	$5,131	$5,200	$14,757	$14,934

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: October 15, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer